

October 8, 2010

Justin Dearborn
Chief Executive Officer
Merge Healthcare Incorporated
6737 West Washington Street, Suite 2250
Milwaukee, WI 53214

     Re: **Merge Healthcare Incorporated**
                    Registration Statement on Form S-3
                    Filed September 14, 2010
                    File No. 333-169371

Dear Mr. Dearborn:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 20

1.   For all selling shareholders that are legal entities, you must identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by PEAK6 Performance Management LLC. Please revise to provide this information.

2.   In addition, please tell us whether selling stockholder PEAK6 is an affiliate of OptionsHouse, LLC, or any other registered broker-dealer. If so, please revise the statement on page 20 that to your knowledge, none of the selling stockholders are affiliates of broker-dealers. Further, with respect to any selling stockholders that are affiliates of registered broker-dealers, disclose whether they acquired the securities to be resold in the ordinary course of business, and whether at the time

of purchase they had any agreements, understandings or arrangements, directly or indirectly, with any other persons to dispose of the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Incorporation of Documents by Reference, page 27

3.   Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including all filed Current Reports on Form 8-K. Refer to Item 12 of Form S-3. In this regard, we note that you have not incorporated by reference your Forms 8-K filed on September 22, 23 and 30, 2010.

Please note that you are not required to file a pre-effective amendment solely to incorporate Exchange Act reports filed after the filing of the registration statement but prior to effectiveness, provided that you include a statement in the registration statement (in addition to the statement regarding incorporation after the date of the prospectus) to the effect that all filings pursuant to the Exchange Act after "the date of the initial registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. We note your statement in the last bulleted point on page 29; however, please refer to the precise language set forth in our Securities Act Forms Compliance and Disclosure Interpretation 123.05 for guidance, and revise your filing accordingly.

Exhibits, II-2

4.   The legal opinion should not prohibit reliance on it by investors. In this regard, we note that the opinion states that it may not be relied upon by persons other than the company without counsel's prior written consent, but it does not explicitly consent to reliance on the opinion by investors. Please file a revised legal opinion that does not inappropriately limit reliance by investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Staff Attorney